Mail Stop 4561

      September 23 , 2005




John E. Biallas
President
Dividend Capital Total Realty Trust, Inc.
518 Seventeenth Street, 17th Floor
Denver, CO  80202

Re:	Dividend Capital Total Realty Trust, Inc.
      Amendment No. 2 to Registration Statement on Form S-11
      Filed September 7, 2005
      Registration No. 333-125338

Dear Mr. Biallas:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1. We note your response to comment 3. We continue to believe that the term "partner" in the context of a real estate offering is not an appropriate term unless the parties are, in fact, "partners," as such term is understood in a legal context. For example, it does not appear that the relationships you contemplate entering into anticipate the sharing of gains and losses in a partnership structure. As such, please revise to refrain from using the term "partner".

Cover Page

2. We have reviewed your response to comment 7.  Please note that
Item 501(b) requires that you limit the front cover to one page. Therefore, we reissue our comment requesting that you limit your cover page to one page. Please also see Question 9 found in Staff Legal Bulletin 7A.

Prospectus Summary,  page 1

3. Refer to comment 9. Please revise to communicate a balanced presentation of the information in the prospectus summary. Your summary should address your weaknesses in the same manner as your strengths. For example, please highlight the information regarding conflicts of interests under a separate heading and restore sufficient detail in order for investors to be able to understand the nature of such conflicts.  In this regard, we note your disclosure in
the fourth paragraph on page 6.   To the extent these revisions
were
made in order to shorten the size of the summary section, please be aware that there remains repetitive disclosure in the Q&A section.

Compensation to the Advisor and Affiliates, page 3

4. We refer to your statement that you have summarized "the most significant fees" to be paid to the Advisor and its affiliates. To the extent you have omitted certain fees to be paid to affiliated entities, please revise your disclosure to briefly discuss these.

Share Redemption Program, page 12

5. Please briefly discuss the prices at which shareholders may redeem their shares pursuant to your redemption program.

Estimate Use of Proceeds, page 40

6. We note your response to comment 13. As previously requested, please revise to include a tabular presentation to identify each principal purpose for which the net proceeds are intended to be used, if you raise the minimum and maximum amounts registered pursuant to this offering. In this regard, we note your disclosure in footnote
(9).


Capitalization Table, page 92

7. Update the capitalization table as of the most recent balance sheet date included in the filing.

Item 36.  Financial Statement and Exhibits

Note 2 - Summary of Significant Accounting Policies

Organizational and Offering Costs, pages 3 and 10

8. Please advise us why you are not expensing organizational costs as incurred in accordance with SOP 98-5.

Table III, page A-6

9. We note your response to comment 26; however, we are unable to locate the requested disclosure. Please revise or advise. We refer you to the Instructions to Appendix II of Guide 5.

  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3694 with any other questions.


      Sincerely,



Owen Pinkerton
      Senior Counsel

cc:	Phyllis Korff (via facsimile)
      Skadden, Arps, Slate, Meagher & Flom LLP
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John E. Biallas
Dividend Capital Total Realty Trust, Inc.
September 23, 2005
Page 1